7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258

February 19, 2016

VIA EDGAR

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Voya Floating Rate Fund, a series of Voya Funds Trust

(File Nos. 811-08895; 333-59745)

Voya Prime Rate Trust

(File Nos. 811-05410; 333-203624)

Voya Senior Income Fund

(File Nos. 811-10223; 333-192499; 817-00863)

Dear Ms. Browning:

This letter responds to oral comments received from you on October 19, 2015 regarding certain disclosures relating to bank loan investments held by Voya Floating Rate Fund, a series of Voya Funds Trust, Voya Prime Rate Trust, and Voya Senior Income Fund (collectively, the “Funds”). The Funds expect to incorporate the changes proposed in response to the comments set forth below into their respective registration statements with the next annual update, assuming such changes continue to be appropriate at that time. For convenience of reference, the Securities and Exchange Commission (the “SEC” or “Commission”) staff’s comments have been summarized before each response.

1.	Comment: Please disclose in your discussion of principal risks that the settlement periods on certain bank loans may exceed seven days and may affect the Fund’s ability to satisfy redemption requests from Fund shareholders.

Response: Each Fund will revise its disclosure under the “Limited Secondary Market for Floating Rate Loans” risk located in each Fund’s prospectus under principal risks in connection with its next annual update to add the following disclosure:

“Furthermore, transactions in loans may settle on a delayed basis. As a result [a/an/the] [Fund/Portfolio/Trust/Underlying Fund] may not receive the proceeds from a sale of a floating rate loan for a significant period of time which may affect the Fund’s ability to ~~have difficulty disposing of floating rate loans if it needs cash to~~ repay debt, to fund

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

February 19, 2016

redemptions, to pay dividends, to pay expenses or to take advantage of new investment opportunities.”

2.	Comment: Please address how the Fund will meet short-term liquidity needs given that sales of bank loans held by the Fund may not settle within seven days.

Response: The Fund may employ a wide variety of means to meet its short-term liquidity needs. Those might include, without limitation, drawing on its cash and other short-term positions, selling assets that the Fund expects to settle within seven or fewer days, and/or borrowing under its committed credit facility.

3.	Comment: Please describe in an appropriate section of the prospectus that some bank loans may not be “securities” for certain purposes under the federal securities laws, and that the Fund, therefore, may not benefit from certain protections afforded by the federal securities laws to purchasers of “securities.”

Response: Each Fund will revise its disclosure under the “Credit for Loans” risk located in each Fund’s prospectus under principal risks in connection with its next annual update to add the following disclosure:

“Investors in loans may not be afforded the protections of the anti-fraud provisions of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, because loans may not be considered “securities” under such laws.”

4.	Comment: If you have determined that the disclosure requested in the above comments do not represent principal risks of the fund, please explain the basis of that determination. Otherwise, please revise your prospectus to address these items.

Response: As set forth above, the requested disclosure changes have been made in the principal risks of the Funds’ prospectuses.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

February 19, 2016

Attachment

cc:	Huey P. Falgout, Jr., Esq.

Voya Investments, LLC

Elizabeth J. Reza, Esq.

Ropes & Gray LLP